Exhibit 99.1

Big Tree Cloud Holdings Limited Announces AI Business Expansion, Key Management Appointments and Changes

SHENZHEN, China, Jan. 2, 2026 /PRNewswire/ -- Big Tree Cloud Holdings Limited (the “Company”, or “Big Tree Cloud”) (NASDAQ: DSY) today announced its expansion into new AI business lines and the appointment of key talents to support its long-term growth strategy.

Due to business adjustments, the Company has decided to restructure the relevant teams. Mr. Yumao Huang has stepped down from the Board of Directors (the “Board”). Mr. Huang has served as a director of the Company since March 2024. His resignation is not a result of any disagreement with management of the Company or the Board, and there is no matter relating to his resignation that needs to be brought to the attention of the Company’s shareholders.

Ms. Xiaoxuan Zhu will serve as a director to the Board and Co-Chief Executive Officer of the Company, along with Mr. Wenquan Zhu. Ms. Zhu holds a Bachelor of Laws in Sociology from Peking University and is pursuing her Master’s degree in Management at The University of Chicago Booth School of Business. She previously interned at the Corporate Planning Department of Guangdong Dashuyun Investment Holding Group Co., Ltd., a subsidiary of the Company, supporting corporate planning and corporate social responsibility initiatives. Ms. Zhu will focus on the Company’s overall strategic planning, AI-related project planning and execution, talent architecture design, and cross-functional coordination to build a scalable, technology-driven business operations system.

Mr. Hu Huang will serve as Director of the Technology Department of the AI Ecosystem Division, where he will be responsible for strengthening the Company’s AI technical infrastructure and supporting the scaling of AI-driven operations. Mr. Huang has 19 years of extensive experience in building technology service systems for leading technology companies and has previously held key positions at VIPKID, Alibaba Group (9988.HK), and JD.com (NASDAQ: JD).

The Company has signed a strategic cooperation letter of intent with Mr. Canming Wang, an expert in AI technology, as part of its AI business planning. Mr. Wang is ranked among the top 50 competitors globally on Kaggle, the world’s largest data science community and AI model competition platform. He has achieved an outstanding record of 7 gold medals, 39 silver medals, and 18 bronze medals, demonstrating strong technical depth in data science and artificial intelligence.

Mr. Wenquan Zhu, Chairman of the Board and Co-Chief Executive Officer of the Company, stated: “Driven by deep insights into technological trends and the future of the industry, we are actively expanding our AI business. Our aim is to seize opportunities in the next wave of technological and industrial transformation, achieving long-term, sustainable value creation. To this end, we will focus on operational optimization, strategic execution, and prudent capital allocation. We are also actively recruiting top talent in the AI field to provide robust support for our business development.”

About Big Tree Cloud

Founded in 2020, Big Tree Cloud is positioned as an international capital platform focused on industrial integration and strategic investment in China’s personal care industry. The Company is committed to empowering industries through capital operations. Currently, Big Tree Cloud is accelerating its expansion into the AI sector. This new business line aims to capture the growing market demand for AI skills, injecting fresh momentum into the Company’s development.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These statements involve risks and uncertainties and relate to, among other things, the Company’s future business development, growth strategies, and operational plans. Actual results may differ materially from those expressed or implied in such forward-looking statements. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Investor Relations Contact

Ting Yan

Phone: +86 15986815865

Email: yanting@bigtreeclouds.com